ITEM 1.   Security and Issuer.

This Statement relates to Class A Common Stock of Cagle's, Inc., whose address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318.

ITEM 2.   Identity and Background.

This Statement is filed on behalf of James David Cagle, a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. Mr. Cagle's primary occupation is Vice President - New Product Sales of the issuer, Cagle's, Inc., an integrated poultry processor. During the past five years, Mr. Cagle has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

On December 14, 2001, Cagle Family Holdings LLC (the "LLC"), a Georgia limited liability company of which Mr. Cagle is a manager, received the following shares of Cagle's, Inc. in return for a like number of units in the LLC:

8,000    from a trust established under the will of George L.  Cagle

The transfer was a contribution to the capital of the LLC, and no other funds or consideration were involved.

ITEM 4.   Purpose of Transaction.

The Shares were transferred with a two-fold purpose: first, to insure management continuity and orderly succession of management at Cagle's, Inc., and second, to facilitate family estate planning and inter-generational transfers. Mr. Cagle plans to hold his personal Shares and units in the LLC for his own personal benefit and for the benefit of his heirs.

ITEM 5.   Interest in Securities of the Issuer.

Mr. Cagle now owns 312,912 Shares personally, and shares in control of the 252,729 shares owned by the LLC, for a total beneficial ownership of 565,641 Shares, which equals 11.9 % of the class of stock identified in Item 1. Mr. Cagle has the sole power to vote and dispose of his own Shares, and, as a manager of the LLC, shares the power to vote and dispose of the Shares held by the LLC with his father, J. Douglas Cagle, and his brother, G. Douglas Cagle, the other two managers of the LLC. J. Douglas Cagle is a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. His primary occupation is Chief Executive Officer of the issuer, Cagle's, Inc. During the past five years, he has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws. G. Douglas Cagle is a U.S. citizen whose business address is 2000 Hills Avenue, N.W., Atlanta, Georgia 30318. His primary occupation is Vice President - New Product Development of the issuer, Cagle's, Inc. During the past five years, he has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities. Please refer to Item 3 above for a description of transactions in Class A Common Stock effected by James David Cagle.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships required to be described pursuant to Item 6.

ITEM 7.   Material to be Filed as Exhibits.

There is no material required to be filed as an exhibit.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 14, 2001

Signature: /s/ James David Cagle

Name/Title: James David Cagle